UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 29, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Updates

Rock Ridge Controlled Subsidiary - Pensacola, FL

Emerald Lakes Controlled Subsidiary - Ocean Springs, MS

Hickory Street Controlled Subsidiary - Foley, AL

On June 10, 2021, we acquired ownership of a “majority-owned subsidiary” FR Rock Ridge, LLC (the “Rock Ridge Controlled Subsidiary”) for an initial purchase price of approximately $2,317,000, which is the initial stated value of our equity interest in a new investment round in the Rock Ridge Controlled Subsidiary (the “Rock Ridge Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Rock Ridge Controlled Subsidiary, for an initial purchase price of approximately $20,856,000 (the “Rock Ridge Interval Fund Investment” and, together with the Rock Ridge Growth eREIT VII Investment, the “Rock Ridge Investment”). The Rock Ridge Controlled Subsidiary used the proceeds of the Rock Ridge Investment to acquire sixty-nine (69) single family homes, generally located at 9907 Cali Lane, Pensacola, Florida (the “Rock Ridge Property”). Details of this acquisition can be found here.

On October 28, 2021, we acquired ownership of a “majority-owned subsidiary,” FR Emerald Lakes, LLC (the “Emerald Lakes Controlled Subsidiary”), for a purchase price of approximately $1,982,000, which is the initial stated value of our equity interest in a new investment round in the Emerald Lakes Controlled Subsidiary (the “Emerald Lakes Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Emerald Lakes Controlled Subsidiary, for a purchase price of approximately $17,839,000 (the “Emerald Lakes Interval Fund Investment” and, together with the Emerald Lakes Growth eREIT VII Investment, the “Emerald Lakes Investment”). The Emerald Lakes Controlled Subsidiary used the proceeds of the Emerald Lakes Investment to acquire one hundred and six (106) detached single family homes, generally located off of Emerald Lakes Drive in Ocean Springs, MS (the “Emerald Lakes Property”).

On October 28, 2021, we acquired ownership of a “majority-owned subsidiary,” FR Hickory Street, LLC (the “Hickory Street Controlled Subsidiary”), for a purchase price of approximately $2,168,000, which is the initial stated value of our equity interest in a new investment round in the Hickory Street Controlled Subsidiary (the “Hickory Street Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hickory Street Controlled Subsidiary, for a purchase price of approximately $19,515,000 (the “Hickory Street Interval Fund Investment” and, together with the Hickory Street Growth eREIT VII Investment, the “Hickory Street Investment”). The Hickory Street Controlled Subsidiary used the proceeds of the Hickory Street Investment to acquire one hundred and twenty (120) detached single family homes, generally located off of Shagbark Road in Foley, AL (the “Hickory Street Property”).

Details of the Emerald Lakes Investment and Hickory Street Investment acquisitions can be found here.

On April 29, 2022, we refinanced the Rock Ridge Property, Emerald Lakes Property, and Hickory Street Property via a secured credit facility from Truist Bank with a maximum principal balance of $60,000,000 (the “Gulf Coast Credit Facility”). The Gulf Coast Credit Facility has a 24-month initial term with one 6-month extension option and bears interest at a rate of SOFR + 1.35% per annum.

The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 5, 2022